INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

Mr. Mew, Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: September 8, 2010 letter

September 10, 2010

Mr. Mew,

We have received and reviewed your letter in connection with the filings. This is a response to your questions.

We will be filing the April 30, 2009 amended 10K and correct exhibits as part of the super filing requested by Mr. Jacobs.

Proxy question:

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required for approval of the Reverse Stock Split under Nevada corporate statutes. Management has obtained this approval through the written consent of shareholders owning a majority of the voting control of our company. This occurred at the October 23, 2008 board meeting, attended by Adam Radly, Paul Aunger and Jeff Mandelbaum. The votes of Mr. Radly and Mr. Aunger for the reverse split of 400:1 comprised 94.4% of the total shares.

Pursuant to Nevada law if the authorized shares and outstanding shares change proportionally in the same manner this is sufficient. Thus, a meeting of all shareholders to approve the Reverse Stock Split is unnecessary, and management decided to forego the expense of holding a meeting to approve this matter.

Per your letter we acknowledge:

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing
2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this responds to your questions pertaining to the filings. Thank you for your consideration. Please contact me should you have any questions.

Regards,

/s/ Bob Bates
Bob Bates, CPA, CVA, CFO, CFE